CONFIDENTIAL TREATMENT REQUESTED
BY MASIMO CORPORATION
UNDER 17 C.F.R. §200.83
MASI-001

FOIA CONFIDENTIAL TREATMENT REQUEST
The entity requesting confidential treatment is:
Masimo Corporation
52 Discovery
Irvine, CA 92618
Attention: General Counsel
Telephone: (949) 297-7000

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

June 24, 2016
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:	Mr. Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery

Re:	Masimo Corporation
Form 10-K for the Fiscal Year Ended January 2, 2016
Filed February 24, 2016
Form 10-Q for the Quarterly Period Ended April 2, 2016
Filed May 4, 2016
File No. 001-33642
Dear Mr. Kuhar:
This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Mark P. de Raad, Executive Vice President and Chief Financial Officer of Masimo Corporation (the “Company” or “Masimo”), in the letter dated June 9, 2016 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K for the year ended January 2, 2016 filed with the Commission on February 24, 2016, and Form 10-Q for the Quarterly Period ended April 2, 2016 filed with the Commission on May 4, 2016.
Set forth below are the Staff’s comments (in bold italics) and the Company’s responses thereto, organized as set forth in the Comment Letter.
Because of the commercially sensitive nature of information contained in certain parts of this letter, this submission is accompanied by a request for confidential treatment of such information. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, the Company has enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

CONFIDENTIAL TREATMENT REQUESTED
BY MASIMO CORPORATION
UNDER 17 C.F.R. §200.83
MASI-0002

Form 10-K Fiscal Year Ended January 2, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Gross Profit, page 60

1.
In the last sentence of this disclosure you present a non-GAAP measure, i.e. product gross margin including Cercacor eliminated royalty expenses, but we note that you did not provide any of the disclosures required by Item 10(e)(1) of Regulation S-K for that measure. To the extent that you continue to present similar non-GAAP measures in your future filings, please revise your presentations to fully comply with that guidance, including providing a reconciliation to the most directly comparable GAAP measure, a statement disclosing the reasons why management believes the presentation is useful to investors and a statement disclosing any additional purposes management uses the measure. This comment also applies to your Forms 10-Q.

The Company acknowledges the Staff’s comment. In future filings, the Company will provide a tabular reconciliation of any non-GAAP measure presented (including, to the extent contained in any future filing, “product gross margin including Cercacor eliminated royalty expenses”) to the most directly comparable financial measure calculated and presented in accordance with GAAP, as well as a statement disclosing the reasons why management believes the presentation is useful to investors and a statement disclosing any additional purposes for which management may use such measure, if any.
Note 2. Summary of Significant Accounting Policies, page F-9

2.
As previously requested in comment 1 of our letter dated May 21, 2015, please revise this note in future filings to disclose your accounting policy for loss contingencies. Refer to FASB ASC 235-10-5-50-1.

The Company acknowledges the Staff’s comment and will revise its applicable future filings on Form 10-K to include the Company’s accounting policy for litigation costs and loss contingencies in the note relating to significant accounting policies within its audited financial statements. The Company respectfully advises the Staff that it has previously disclosed this accounting policy in the notes to its condensed consolidated financial statements included in Part I, Item 1 of its Quarterly Reports on Form 10-Q (under the heading “Litigation Costs and Contingencies”), including its most recent Form 10-Q for the Quarterly Period Ended April 2, 2016 that was filed with the Commission on May 4, 2016, and will continue to include this disclosure in the Company’s future filings on Form 10-Q.
Form 10-Q for the Quarterly Period Ended April 2, 2016
Note 3. Variable Interest Entity (VIE)
Cercacor, page 15

3.
Please describe to us the changes in the capital structure of Cercacor and in its contractual relationships with you that resulted in your conclusion that you are no longer its primary beneficiary and that you should deconsolidate Cercacor as of January 2, 2016. Explain to us in appropriate detail how these specific changes support your conclusion that you are no longer the primary beneficiary of the variable interest entity. Refer to the guidance provided in ASC 810-10, including ASC 810-10-35-4.

The Company acknowledges the Staff’s comment and respectfully provides the following additional information to support its conclusion that Masimo is no longer the primary beneficiary of Cercacor and should deconsolidate Cercacor as of January 2, 2016:
Background:
Cercacor Laboratories, Inc. (“Cercacor”) is an independent entity that was spun off from Masimo to its stockholders in April 1998. Following the spin-off, Masimo and Cercacor entered into a cross-licensing agreement that has since been amended and restated, most recently as of January 1, 2007 (the “Cross-Licensing Agreement”). The Cross-Licensing Agreement governs each party’s rights to certain intellectual property held by each company, including end-user markets, royalties and license fees. A detailed discussion of the Cross-Licensing Agreement can be found in the

CONFIDENTIAL TREATMENT REQUESTED
BY MASIMO CORPORATION
UNDER 17 C.F.R. §200.83
MASI-0003

Company’s most recent Form 10-K for the year ended January 2, 2016 that was filed with the Commission on February 24, 2016.
Prior to January 2008, Cercacor shared facilities and various general and administrative functions with Masimo, which costs were, pursuant to the Cross-Licensing Agreement, cross-charged from Masimo to Cercacor. Starting in 2009, in addition to its research and development and clinical staff, Cercacor began to build certain of its own internal general and administrative capabilities, including the addition of its own Chief Financial Officer in 2013.
In February 2009, in order to accelerate the development of the technology and product development supporting the Company’s Pronto-7® device, Cercacor agreed to re-direct a substantial amount of its engineering development activities to focus on this project, and Masimo agreed to reimburse Cercacor for all third-party engineering materials and supplies related to Pronto-7® and 50% to 60% of Cercacor’s total engineering and engineering-related payroll expenses. This arrangement was discontinued by mutual agreement effective as of January 4, 2015.
From [***], Cercacor raised approximately $[***] in additional equity. Following the completion of this equity infusion, Cercacor’s stockholders’ equity represented approximately [***] of its total assets as of [***]. Masimo does not directly own any shares of Cercacor. However, Joe Kiani, Masimo’s Chairman and Chief Executive Officer, has also been Cercacor’s Chairman and Chief Executive Officer since Cercacor was incorporated and beneficially owns well below [***] of Cercacor’s outstanding common stock. In addition, Jack Lasersohn served as an independent director on Cercacor’s board of directors through April 5, 2015, while also serving as an independent director on Masimo’s board of directors through April 20, 2016.
Analysis and Discussion:
Accounting Standards Codification (“ASC”) Topic 810, Consolidation, provides overall guidance on the accounting for variable interest entities (“VIEs”), and generally requires that a reporting entity reassess whether it is the primary beneficiary of a VIE whenever circumstances change that could impact such assessment. Paragraph 810-10-35-4 specifically provides that the determination of whether a legal entity is a VIE shall be reconsidered whenever the VIE receives an additional equity investment that is at risk {810-10-35-4(d)}.
The Company considered the requirements within ASC 810-10-15-14 in evaluating whether Cercacor continued to be a VIE, including (a) whether Cercacor equity holders had insufficient equity at risk to finance Cercacor’s activities without additional subordinated financial support {810-10-15-14(a)}, and (b) whether Cercacor’s equity holders lacked any one of the three characteristics of a controlling financial interest {810-10-15-14(b)}. Although the Company concluded that Cercacor’s equity holders possessed all of the necessary characteristics of a controlling financial interest, after considering Cercacor’s recent financial performance, as well as its recent equity infusion, the Company concluded that Cercacor’s equity holders continued to have insufficient equity at risk to finance Cercacor’s activities without additional subordinated financial support, and, therefore, Cercacor should still be considered a VIE.
Upon determining that Cercacor continued to be a VIE, the Company proceeded to evaluate whether it continued to be the primary beneficiary of Cercacor. ASC 810-10-25-38A provides that a reporting person shall be deemed to be the primary beneficiary (e.g., possess a controlling financial interest) in a VIE if: (a) it has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance {810-25-38A(a)} and (b) it has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE {810-25-38A(b)}. The Company’s evaluation of each of these requirements is further discussed below.
Power to direct Cercacor’s activities - Notwithstanding the fact that Mr. Kiani continues to serve as the Chairman and Chief Executive Officer of both Masimo and Cercacor, Mr. Kiani ultimately reports to and serves in such capacities at the pleasure of Cercacor’s board of directors and Masimo’s board of directors. As a result, even though Mr. Kiani is a de facto agent of Masimo, he is not the single decision maker of Cercacor since he does not own a majority ownership interest in Cercacor. Moreover, Mr. Kiani is only one of six members of Cercacor’s board of directors. Furthermore, given that Cercacor is deemed to be a “related person” under Masimo’s Related Person Transactions Policy, Mr. Kiani’s authority to direct the activities of Cercacor in matters relating to Masimo are limited since such matters would have to approved by the Nominating, Compliance and Corporate Governance Committee of Masimo’s board of directors, which is comprised solely of independent directors of Masimo and of which Mr. Kiani is not a member. In addition, Masimo’s own ability to direct and/or substantially influence the activities of Cercacor (indirectly through de facto

CONFIDENTIAL TREATMENT REQUESTED
BY MASIMO CORPORATION
UNDER 17 C.F.R. §200.83
MASI-0004

agents and as its sole customer and source of cash) has continued to significantly diminish over the past several years. The most recent changes have included:

•
termination of the Pronto 7® funding arrangement (that had effectively provided Masimo with an ability to focus/direct Cercacor’s research and development efforts towards projects that were beneficial to Masimo) at the end of fiscal year 2014;

•
the primary focus of Cercacor’s fiscal year 2015 and fiscal year 2016 research and development activities on Cercacor-centric projects, including [***] and, more importantly, the development of Ember™, a non-invasive hemoglobin tracker for athletes that Cercacor anticipates will begin shipping and generating revenue for Cercacor in fiscal year [***];

•	the resignation of Jack Lasersohn from the Cercacor board of directors in April 2015; and

•
a stock offering by Cercacor to its existing stockholders that commenced in [***] and ended in [***], providing Cercacor with $[***] in additional equity and cash, substantially eliminating any financial dependency on Masimo (outside of the contractual relationship under the Cross-Licensing Agreement), and any possibility for Masimo to influence Cercacor’s operating activities.

Given these facts, the Company concluded that it no longer possessed the power or ability to direct or substantially influence the activities that most significantly impact Cercacor’s economic performance as of January 3, 2016.
Obligation to absorb Cercacor losses or the right to receive Cercacor benefits - Masimo has never had a direct obligation to absorb losses generated by Cercacor, or any right to profits or gains generated from Cercacor’s operations. However, given that (a) the minimum royalty provisions under the Cross-Licensing Agreement exceeded Masimo’s royalty liability based on its actual sales through fiscal year 2012; (b) Masimo funded 50% to 60% of Cercacor’s total research and development payroll costs through 2014; and (c) prior to Cercacor’s recent equity offering and its recent introduction of Ember™, Masimo had been the only source of Cercacor’s working capital; Masimo could have been previously deemed to implicitly absorb losses/costs that would otherwise have been significant to Cercacor. This potential “implicit” absorption of Cercacor losses has been eliminated in recent years due to the higher Masimo sales of rainbow® products (yielding royalty obligations above the contractual minimum), the termination of the Pronto 7® funding arrangement, the recent equity infusion by Cercacor’s stockholders and Cercacor’s impending ability to generate revenue from sources other than Masimo. In addition, although Masimo continues to hold an option to license additional non-vital signs measurements developed by Cercacor in the future, such relationship is governed by the contractual terms of the Cross-Licensing Agreement. Therefore, Cercacor’s common equity holders have the sole obligation to absorb Cercacor’s losses and the sole right to receive any residual returns from Cercacor’s operations (in the form of dividends, a sale of Cercacor or otherwise).
Given the recent culmination of significant changes in the relationship between Masimo and Cercacor, as well as the stock offering by Cercacor to its existing stockholders that commenced in [***] and ended in [***], the Company concluded that it had neither (a) the power to direct the activities of Cercacor that most significantly impact its economic performance; nor (b) the obligation to absorb losses of Cercacor or the right to receive benefits from Cercacor that could be significant. As a result, the Company determined that it was no longer the primary beneficiary of Cercacor as of January 2, 2016, and, therefore, should no longer include Cercacor in the Company’s consolidated financial results as of such date.
Masimo Corporation respectfully requests that the bracketed information contained in this letter be treated as confidential information and that the Commission provide timely notice to Masimo Corporation, 52 Discovery, Irvine, CA 92618 Attention: General Counsel, Telephone: (949) 297-7000, before it permits any disclosure of the bracketed information contained in this letter.
**********

CONFIDENTIAL TREATMENT REQUESTED
BY MASIMO CORPORATION
UNDER 17 C.F.R. §200.83
MASI-0005

In connection with the Company’s responses to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the responses set forth in this letter, as applicable.
Sincerely,

/s/ DAVID J. VAN RAMSHORST
David J. Van Ramshorst
Senior Vice President, Chief Accounting Officer

cc:	Mark P. de Raad, Executive Vice President & Chief Financial Officer, Masimo Corporation
Jeff Hartlin, Paul Hastings LLP
Doug McCombs, Grant Thornton LLP

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